Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.	Registration Statements (Form S-8 No. 333-271269, No. 333-265182 and 333-258867) pertaining to the 2020 Omnibus Incentive Plan of Skillsoft Corp.
2.

Registration Statement (Form S-3 No. 333-268938) and related Prospectus of Skillsoft Corp. for the registration of Class A Common Stock, Warrants to Purchase Shares of Class A Common Stock, and Shares of Class A Common Stock Underlying Warrants;

of our report dated April 15, 2024, with respect to the consolidated financial statements of Skillsoft Corp. included in this annual report (Form 10-K) for the years ended January 31, 2024 and 2023 and the period from June 12, 2021 through January 31, 2022, and the consolidated financial statements of Software Luxembourg Holding S.A., for the period from February 1, 2021 through June 11, 2021.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 15, 2024